TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of Internation[illegible]
450 Fifth Street N.W
Washington DC 205
United States


05005788

10th February 2005


SEC MAIL PROCESSING
RECEIVED
FEB 14 2005
WASH. D.C.
152
SECTION

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres Plc – RNS Announcement – 09/02/2005

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens
Enc.

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

10th February 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres Plc – RNS Announcement – 09/02/2005

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully



Jackie Stevens
Enc.



RNS | The company news service from the London Stock Exchange

Last Refreshed At 17:47 Wed, Feb 9 2005 UK Time

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Issue of Equity		17:45 9 Feb 05		

Full Announcement Text

Taylor Nelson Sofres plc
9 February 2005

For immediate release

Taylor Nelson Sofres plc.

Taylor Nelson Sofres plc ("TNS") has issued and allotted 902,003 ordinary shares of 5p each (the "Shares").

The Shares were issued as part of the deferred consideration for the acquisition of 75% Area Investigación, S.A., a company domiciled in Spain. The acquisition formally completed on 10 February 2004. A further deferred consideration payment will be made to the vendors in 2006.

An application has been made to The UK Listing Authority for the Shares to be admitted to the Official List and to the London Stock Exchange for the Shares to be admitted to trading. Dealings are expected to commence on 10 February 2005.